

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Nick Kahn
Chief Executive Officer
New Whale Inc.
1241 East Main Street
Stamford, Connecticut 06902

> **Re: New Whale Inc.**
> **Registration Statement on Form S-4**
> **Filed May 12, 2023**
> **File No. 333-271893**

Dear Nick Kahn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please refer to the information statement/prospectus cover page and letter to stockholders. Please revise the cover page to disclose that New PubCo will be a controlled company. Please identify the controlling stockholder(s), i.e. Endeavor, and disclose the percentage of voting power to be held by such stockholder following the transactions and offering and, if true, that this stockholder will have the ability to determine all matters requiring approval by stockholders.

Q: What equity stake will WWE stockholders hold in New PubCo and HoldCo?, page 3

2. Please revise this Question and Answer or add a new Question and Answer to disclose the equity stake and voting power which former public stockholders of WWE will own

following the closing of the transactions. In this regard, we note that the phrase "former securityholders of WWE" is used, which includes the ownership of former insiders of WWE. Please include enough information so that public stockholders of WWE can fully understand how the transactions will affect their equity stake and voting power in New PubCo. Lastly, please also revise the chart on page 11 to disclose the applicable percentages. In this regard, we note that Endeavor is expected to own 51% of the voting power of New PubCo and 51% of the economic interests in HoldCo and Mr. McMahon is expected to own 17% of the voting power of New PubCo and 17% of the economic interests in HoldCo and 34% of the economic ownership of New PubCo.

Q: Does WWE expect to distribute cash to New PubCo?, page 5

3.   We note references throughout the information statement/prospectus to the possibility of a post-closing dividend to new securityholders of New PubCo Class A common stock. Please revise this Question and Answer to discuss such post-closing cash dividend. With respect to any post-closing cash dividend, please revise to quantify the amount payable to Mr. McMahon versus former public stockholders of WWE.

Services Agreement, page 21

4.   We note that New PubCo will be a controlled company after the transactions. We also note that Endeavor is entitled to certain fees under the Services Agreement from WWE and UFC following the closing. Please revise to quantify the service fees that will be paid to this controlling shareholder.

Risk Factors, page 31

5.   We note that UFC is carrying a significant amount of debt with variable interest rates. Please expand your discussion of interest rates to specifically identify the impact of rate increases on UFC's operations and how UFC's business has been affected.

Risks Related to New PubCo's Organization and Structure
After the Transactions, including the merger, certain of New PubCo's executive officers and directors may have..., page 66

6.   We note your disclosure regarding potential conflicts of interest arising from certain of New PubCo's executive officers and directors' equity holdings in Endeavor. Please revise your disclosure to identify these individuals.

The Transactions
Background of the Transactions, page 84

7.   Please expand your disclosure regarding the negotiations with Endeavor to clarify how negotiations initially began and by whom they were initiated.

8.   We note your disclosure regarding the potential synergies considered by the parties to the

transactions. Please elaborate on these synergies, including a description of the synergies, a quantification of the synergies to the extent possible, and any material assumptions underlying the synergies.

WWE's Reasons for the Transactions; Recommendation of the WWE Board of Directors, page 95

9. We note your disclosure throughout the background of the transactions emphasizing the importance of Mr. McMahon's delivery of a written consent upon finalization of the transaction structure and agreements, which was delivered on April 2, 2023. We also note the resolutions of the WWE Board of Directors recommending that WWE stockholders adopt the transaction agreement. We also note that WWE is not soliciting votes or proxies from its public shareholders, as Mr. McMahon's written consent constituted a majority approval of the transactions. Please expand your discussion and WWE Board of Directors' decision-making to include how they considered the interests of the non-majority public WWE shareholders, i.e. the absence of a majority of the minority vote condition.

Certain Unaudited Prospective Financial Information, page 101

10. We note your disclosure on page 103 that in preparing the WWE management forecasts, WWE management made certain assumptions and estimates regarding, among other things, timing and terms of domestic and international media rights renewals, growth in live event attendance and sponsorship revenue, increases in site fees and other factors driving expected revenues, as well as anticipated expenditure on labor, production-related expenses, royalty and license fees, production-related expenses, selling, general and administrative expenses and taxes. However, it does not appear that you have actually disclosed any material assumptions or estimates. Please revise to disclose all material assumptions and estimates which underlie the disclosed projections for WWE and UFC.

The Business of UFC, page 185

11. We note your disclosure that UFC generates revenue from four principal activities: media rights and content, live events, sponsorship and consumer products licensing. To the extent possible, please revise to provide quantification regarding each activity's percentage contribution to UFC's overall revenue for the periods included in the registration statement.

Growth Vectors
Sponsorship, page 187

12. We note your disclosure that "UFC's fanbase is young, diverse and has above average income, which makes UFC a valued partner for sponsors looking to access this attractive demographic." Please provide support for your statement regarding the composition of UFC's fanbase.

Management Discussion and Analysis of UFC, page 194

13.   Please provide support for your statement that UFC is "the largest PPV event provider in the world."

Results of Operations, page 196

14.   You attribute the changes in revenue over the reporting periods to multiple sources and factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying source and factor that you identified. Refer to Item 303 of Regulation S-K.

15.   Your direct operating costs decreased in 2022 from 2021 despite an increase in revenue during the same period. Please expand your discussion to explain the inverse relationship between the changes in revenue and direct operating costs. Refer to Item 303 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
3. Calculation of Purchase Price and Preliminary Allocation of Estimated Fair Value of Assets Acquired and Liabilities Assumed, page 215

16.   Please tell us how you determined that the fair value of the property, buildings and equipment was equal to its carrying amount.

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

17.   Refer to adjustment 4(j). Please tell us your calculation of the $4,865,677 to record the pro forma nonredeemable non-controlling interests.

Interests of Affiliates in the Transactions, page 225

18.   We note your disclosure regarding the interests of WWE's directors and executive officers in the transactions, including your disclosure that the WWE Board "carefully considered" the interests during the deliberations regarding the merits of the transactions. Please expand your disclosure to specifically state how the interests of the directors and executive officers, including the sales bonuses, were considered by the WWE Board.

Material United States Federal Income Tax Consequences, page 233

19.   Please provide a tax opinion covering the material federal tax consequences of the transactions to the holders of WWE's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transactions to those public investors. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the summary of the tax opinion to be delivered by Paul, Weiss, Rifkind, Wharton & Garrison LLP to be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material

federal tax consequences of the transaction to the public investors. Lastly, please also revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

General

20.   You refer to the international nature of UFC's business, including business in Russia. Please describe the direct or indirect impact of Russia's invasion of Ukraine on your business. In addition, please also consider any impact:
- resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;
- resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
- that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Seifried